Exhibit (a)(1)(A)

THE CHILDREN’S PLACE RETAIL STORES, INC.

OFFER TO AMEND CERTAIN OUTSTANDING OPTIONS

THIS OFFER AND ITS RELATED WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., U.S. EASTERN TIME, ON MONDAY, JANUARY 28, 2008, UNLESS WE EXTEND THE OFFER

The Children’s Place Retail Stores, Inc. (the “Children’s Place,” the “Company,” “we” or “us”) hereby offers you, as an eligible employee, the right to increase the exercise price of certain outstanding Company stock options issued to you (the “Offer”) for the purpose of avoiding potentially negative tax consequences under Section 409A of the U.S. Internal Revenue Code (“Section 409A”). If you accept the Offer, (i) the exercise price for your options will be increased, (ii) you will receive a cash payment for each share underlying those options on the first payroll in January 2009 and (iii) the amended options will not be subject to the potentially negative tax consequences of Section 409A. If you decline this Offer, your options will remain unchanged, you will not receive any cash payment and you may be subject to the negative tax consequences of Section 409A (as described in the next paragraph and below in Question and Answer 6 and Section 15, “Material U.S. federal income tax consequences”). The personalized letter and election form provided to you with this Offer lists your options that are eligible for this Offer (the “Eligible Options”) and the cash payment that you will receive with respect to your Eligible Options if you elect to have your Eligible Options amended.

This Offer arises because we have determined that the Company used inaccurate accounting measurement dates in granting certain stock options since the time of our initial public offering in 1997. As a result, your stock options may be subject to adverse tax consequences under Section 409A. These consequences could include income tax in connection with the vesting of your Eligible Options, without regard to whether such stock options are actually exercised, plus an additional 20% tax and interest charges at the federal level. Some states, including California, have adopted provisions similar to Section 409A under state law, and for option holders subject to income tax in such states, the total tax could include up to 20% more (plus interest charges). As noted in the paragraph above, if you elect to participate in this Offer, your Eligible Options will be amended so that they will no longer be subject to these adverse tax consequences.

If you elect to participate in the Offer, your Eligible Options will be amended on the next business day following the expiration of the Offer (currently expected to be January 28, 2008). The amended options will remain subject to the applicable existing option certificate between you and the Company, with only the exercise price being changed.

If you elect to participate in this Offer, promptly following the expiration of the Offer, we will send you an “Amendment to Stock Option Award Certificate” evidencing the change in exercise price of your amended options and a “Promise to Make Cash Payment” evidencing your right to receive a cash payment in respect of the amended options. Cash payments will be paid on the first payroll in January 2009 and will be subject to applicable tax withholding. The cash payments will not be subject to any vesting conditions, so you will receive the cash payment to which you are entitled on the first payroll in January 2009 regardless of whether or not you are providing services to us on that date.

If you elect to participate in the Offer, you must tender all of your Eligible Options. You may not tender less than all of your Eligible Options. If you hold more than one Company stock option, you may hold both Eligible Options and options that are not Eligible Options. Your personalized letter and election form will identify which of your stock options are Eligible Options for purposes of this Offer.The Offer is subject to other customary conditions, which are described in Section 8, “Conditions of the Offer.” You are not required to accept this Offer.

Shares of our common stock are quoted on the Nasdaq Global Select Market under the symbol “PLCE.” On December 7, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $29.95 per share. Before deciding to participate in this Offer, you should evaluate current market quotes for our common stock and the risks of participating in this Offer. See “Risks of Participating in the Offer,” below, for a discussion of certain risks that you should consider before electing to participate in the Offer.

IMPORTANT--ACTION ITEMS TO PARTICIPATE

If you wish to participate in this Offer, you must complete and sign an election form and submit it by mail to Winston Financial Services, c/o The Children’s Place Benefits, P.O. Box A, Bay Head, NJ 08742 (for which we have provided you a postage paid return envelope), by overnight courier to Winston Financial Services, c/o The Children’s Place Benefits, 1705 Bay Avenue, Point Pleasant, NJ 08742 (at your own expense), or by fax at 1-866-841-2565 before 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008. Only election forms that are completed, submitted, and actually received by us by mail, overnight courier, or fax, in accordance with the instructions above and by the deadline will be accepted. Election forms submitted by any other means or that are received after the deadline will not be accepted. The delivery of your election form is at your risk.

We intend to confirm the receipt of your election form by e-mail within two business days so long as you include your e-mail address on your election form. If you have not received an e-mail confirmation that we have received your election form, we recommend that you confirm that we have received it. If you need to confirm receipt, please contact Winston Financial Services at 1-866-244-8808. Winston Financial Services is a benefits service provider and will be assisting us with answering questions and compiling responses to this Offer.

Although the Compensation Committee has recommended that we undertake this Offer, and the Board of Directors has approved this Offer, neither we, the Board of Directors nor the Compensation Committee have made any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision, after taking into account your own personal circumstances and preferences. You should be aware that adverse tax consequences under Section 409A may apply to your Eligible Options if they are not amended pursuant to this Offer.

You should direct questions about the Offer or requests for assistance or for additional copies of this Offer to Amend or related forms to Winston Financial Services at 1-866-244-8808.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your Eligible Options for amendment through this Offer. You should rely only on the information in these materials or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in these materials. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

This document constitutes part of the Section 10(a) prospectus relating to each of our Company’s 1997 Stock Option Plan and 2005 Equity Incentive Plan and covers securities that have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

The date of this Offer to Amend is December 20, 2007.

TABLE OF CONTENTS

PAGE

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS	1
RISKS OF PARTICIPATING IN THE OFFER	8
THE OFFER	10
1.	Eligibility.	10
2.	Amendment and cash payment.	10
3.	Purpose of the Offer.	11
4.	Status of Eligible Options not amended.	13
5.	Procedures for electing to participate in the Offer.	13
6.	Withdrawal rights.	14
7.	Acceptance of Eligible Options for amendment and promise to make cash payment.	15
8.	Conditions of the Offer.	16
9.	Price range of common stock underlying the options.	18
10.	Source and amount of consideration; terms of amended Eligible Options.	18
11.	Information concerning the Children’s Place.	19
12.	Interests of directors and officers; transactions and arrangements concerning the options.	20
13.	Status of options amended by us in the Offer; accounting consequences of the Offer.	21
14.	Legal matters; regulatory approvals.	21
15.	Material U.S. federal income tax consequences.	21
16.	Extension of the Offer; termination; amendment.	23
17.	Fees and expenses.	24
18.	Additional information.	24
19.	Miscellaneous.	25

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

The following are answers to some of the questions that you may have about the Offer. We urge you to read carefully the remainder of this Offer to Amend because the information in this summary and in the introductory pages preceding this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of the Offer to Amend. We have included references to the relevant sections of the Offer to Amend where you can find a more complete description of the topics discussed in these Questions and Answers.

Q1. What is the Offer?

The Offer is a one-time voluntary opportunity for Eligible Option holders (as defined below) to elect to: (1) have certain outstanding stock options amended to increase their exercise price and (2) receive a cash payment with respect to the amendment of such options. The Offer is described in more detail in the following Questions and Answers and in the remainder of this Offer to Amend.

The following are some terms that are frequently used in this Offer to Amend:

•	“amended options” refers to Eligible Options that are amended pursuant to this Offer.

•

“amendment date” refers to the date when Eligible Options with respect to which you accept this Offer will be amended to reflect a new exercise price. We expect that the amendment date will be January 29, 2008, which is the next business day following the expected expiration date of this Offer. If the expiration date is extended, then the amendment date will be rescheduled to the next business day following the actual expiration date.

•	“business day” means any day other than a Saturday, Sunday or a U.S. federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, U.S. Eastern Time.

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

•

“election form” refers to the form you must use to notify the Company that you accept this Offer, which lists your Eligible Options and, for each Eligible Option, the original grant date, the option number, the name of the stock option plan under which that option was granted, the number of unexercised shares subject to that option, the current exercise price, the new exercise price should you accept this Offer, the cash payment per share subject to the option you will be entitled to receive should you accept this Offer, and the total cash payment you would be entitled to receive with respect to that option should you accept this Offer.

•

“Eligible Option holders” refers to all individuals who (1) are subject to U.S. taxation, (2) hold Eligible Options that remain outstanding on the expiration date of this Offer and (3) are employees of the Company on such expiration date.

•	“Eligible Options” are the options with respect to which you may accept this Offer as more fully described in Question and Answer 4 and Section 1, “Eligibility.”

•

“expiration date” refers to the date that this Offer expires. The expiration date will be Monday, January 28, 2008 at 5:00 p.m., U.S. Eastern Time, unless the Offer is extended at our discretion. If we do extend the Offer, the term “expiration date” will refer to the time and date at which the extended Offer expires.

•	“fair market value” with respect to shares of our common stock on a given date, means the closing price of our common stock on the Nasdaq Global Select Market on such date.

•

“offer period” refers to the period from the commencement of this Offer to the expiration date. This period will commence on December 20, 2007, and end at 5:00 p.m., U.S. Eastern Time, on January 28, 2008, unless the Offer is extended.

•	“Section 409A” refers to Section 409A of the Code and the guidance issued thereunder.

Q2. Why is the Company making the Offer?

We have determined that certain options granted from February 29, 2000 through October 30, 2005 were issued with an exercise price less than the fair market value of the underlying common stock on the accounting measurement date for such options and that holders of such options may therefore be subject to adverse tax consequences under Section 409A. This Offer is being made to permit certain holders of those options (referred to as the Eligible Option holders) to amend their Eligible Options to avoid the potentially adverse tax treatment of such options under Section 409A.

Q3. Who is eligible to participate in the Offer?

You may participate in this Offer if you (1) are subject to U.S. taxation, (2) hold Eligible Options, if such options remain outstanding on the expiration date and (3) are an employee of the Company on the expiration date. (See Section 1, “Eligibility”)

Q4. Which options are eligible to be tendered in this Offer?

An option to purchase our common stock is an Eligible Option for the purposes of this Offer only if each of the following conditions is met:

•	the option was granted under the Company’s 1997 Stock Option Plan or 2005 Equity Incentive Plan;

•

the option has an exercise price per share that was less, or may have been less, than the fair market value per share of the common stock underlying the option on the option’s accounting measurement date;

•	the option was unvested as of December 31, 2004 (if only a portion of an option was unvested on such date, the unvested portion may be an Eligible Option); and

•	the option is outstanding as of the expiration date.

Options that already have been exercised are not eligible to be amended in this Offer. Your personalized letter and election form identifies which of your stock options are Eligible Options for the purposes of this Offer. (See Section 1, “Eligibility”)

Q5. If I participate in this Offer, what will happen to my current Eligible Options and what consideration will I receive?

If you participate in this Offer, each of the Eligible Options that we accept will be amended on the amendment date to increase the original exercise price to the fair market value of the underlying common stock on the accounting measurement date for such option. The amended option will continue to be subject to the terms and conditions of the option plan under which it was granted, and to an amended option certificate between you and the Company. You will also receive a cash payment equal to the difference between the new exercise price per share of the amended option and the original exercise price per share of the Eligible Option, multiplied by the number of shares subject to the amended option. The cash payment, which will be made on the first payroll in January 2009, is intended to compensate you for the increase in the exercise price of your amended options. Your personalized letter and election form lists the number of unexercised shares subject to your Eligible Options, as well as the cash payment you will be entitled to receive for your Eligible Options if you participate in the Offer. (See Section 2, “Amendment and cash payment”)

Q6. What are the tax consequences of options subject to Section 409A?

Section 409A was added to the Code in 2004. Since adopting Section 409A, the Internal Revenue Service (the “IRS”) has issued interim transition guidance, proposed regulations and final regulations under Section 409A. Compliance with the final regulations is required on and after January 1, 2009. However, before that date, compliance with the final regulations will constitute reasonable, good faith compliance with Section 409A. The IRS has not issued final guidance with respect to the calculation of income on options subject to Section 409A; however, based on currently available guidance, we believe that the following U.S. federal tax consequences would apply:

•

The gain on all Eligible Options that have not been exercised will become taxable as ordinary income to you regardless of whether you exercise such options. The amount of income recognized will likely be equal to the fair market value of the common stock underlying the Eligible Options, less the sum of the exercise price applicable to those options.

•

You may be subject to a 20% excise tax on the income described above, in addition to all regular income and employment taxes. You may also be liable for an additional tax in the form of interest at the IRS underpayment rate plus 1% (currently an aggregate annual interest rate of 9%).

•	You may also incur additional taxes and interest under state laws that are similar to Section 409A depending on the state in which you live.

You will be solely responsible for all income taxes and interest payable under Section 409A and similar state and other tax laws with respect to any Eligible Options that vested after December 31, 2004 and that are not amended in the Offer. (See Section 15, “Material U.S. federal income tax consequences”)

Eligible Option holders should consult their personal financial, tax and legal advisors with regard to the application of Section 409A (and similar state tax provisions) to their options.

Q7. What are the tax consequences if I exercise stock options that are not Eligible Options?

If you hold stock options that are not Eligible Options, as described in Question and Answer 4 above, you may exercise such options in accordance with their terms with no adverse consequences under Section 409A.

Q8. What are the tax consequences if I accept the Offer?

If you accept the Offer, you should not recognize any income for U.S. federal income tax purposes at the time of acceptance or at the time your Eligible Options are amended. You should also avoid the potentially adverse tax consequences under Section 409A. However, the cash payment you receive on the first payroll in January 2009 will be compensation income to you and will be subject to regular income and employment tax withholding at the time that it is received.

Please see Section 15, “Material U.S. federal income tax consequences,” for more detailed information regarding certain tax consequences of the Offer.

We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

Q9. What are the tax consequences if I do not accept the Offer?

If you do not accept the Offer, then you may be subject to the tax consequences listed in the answer to Question and Answer 6 above and described in more detail in Section 15, “Material U.S. federal income tax consequences.”

We do not intend to take any other steps, now or in the future, to address the potentially adverse tax consequences under Section 409A. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

Q10. Am I required to participate in the Offer?

No, participation in the Offer is voluntary. If you do not participate in this Offer, your Eligible Options will remain outstanding and may be subject to adverse tax consequences under Section 409A. You will be solely responsible for any and all taxes and interest due with respect to your Eligible Options as a result of Section 409A or otherwise. Please also see Question and Answer 6 and Section 15, “Material U.S. federal income tax consequences,” for a description of the potential consequences to you if you decide not to participate in the Offer and amend your Eligible Options.

Q11. If I choose to participate in the Offer, am I required to amend all of my Eligible Options?

Yes, if you choose to participate in the Offer, you must accept this Offer with respect to all of your Eligible Options. If you have previously exercised a portion of an Eligible Option, your election will apply only to the portion of such option that remains outstanding and unexercised on the Offer’s expiration date.

Q12. Will the terms and conditions of my amended options be the same as my Eligible Options?

Except for the increased exercise price, the Eligible Options that are amended pursuant to this Offer will remain subject to the same terms and conditions as in effect for those Eligible Options immediately before the amendment, including the exercise period and option term.

Q13. When will my Eligible Options be amended?

The Eligible Options for which this Offer is accepted will be amended on the amendment date, which will be the next business day following the expiration date, which is currently January 28, 2008. However, it may take several business days after the amendment date to update our database and your personal account information to reflect all of the option amendments. (See Section 7, “Acceptance of Eligible Options for amendment and promise to make cash payment”)

Q14. When can I exercise my amended options?

You may exercise any of your vested amended options at any time after our database and your personal account information have been updated to reflect the option amendment and before the termination of the option certificate, subject to the Company’s normal insider trading policy and blackout rules. We expect that our database and your personal account information will be updated several business days after the amendment date.

Q15. Can I exercise my Eligible Options after I accept the Offer but before they are amended?

If you accept the Offer with respect to your Eligible Options and want to exercise any of your Eligible Options before their amendment, you must first withdraw your previously submitted election to accept with respect to your Eligible Options. See Questions and Answers 19, 20 and 21 and Section 6, “Withdrawal rights.” If you exercise options before they are amended pursuant to this Offer, you may be subject to adverse tax consequences under Section 409A for any options that were unvested as of December 31, 2004 and you will be solely responsible for any taxes, penalties and interest payable under Section 409A. See Question and Answer 6 and Section 15, “Material U.S. federal income tax consequences,” for a description of the potential consequences to you if you decide not to participate in the Offer and amend your Eligible Options.

Q16. How will my cash payment be taxed?

You will be taxed upon receipt of the cash payment. The payment will constitute compensation income for tax withholding purposes. Accordingly, the Company must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as all applicable foreign taxes required to be withheld with respect to such payment. You will receive only the portion of the payment remaining after all such taxes have been withheld. (See Section 13, “Status of options amended by us in the Offer; accounting consequences of the Offer”)

Q17. What are the conditions to the Offer?

The Offer is subject to a number of conditions, including the conditions described in Section 8, “Conditions of the Offer.” The Offer is not conditioned upon the acceptance of the Offer with respect to a minimum number of Eligible Options for amendment. (See Section 8, “Conditions of the Offer”)

Q18. When does the Offer expire? Can the Offer be extended, and if so, how will I be notified if it is extended?

The Offer will expire on Monday, January 28, 2008, at 5:00 p.m., U.S. Eastern Time, unless it is extended. Although we do not currently intend to extend the Offer, we may, at our discretion, do so at any time. If the Offer is extended, we will send you an e-mail or other communication informing you of the extension by no later than 9:00 a.m., U.S. Eastern Time, on the next business day following the previously scheduled expiration of the offer period. (See Section 16, “Extension of the Offer; termination; amendment”)

Q19. How and when do I accept the Offer to amend my Eligible Options?

If you choose to participate in this Offer, you must complete and sign an election form and submit it by mail to Winston Financial Services, c/o The Children’s Place Benefits, P.O. Box A, Bay Head, NJ 08742 (for which we have provided you a postage paid return envelope), by overnight courier to Winston Financial Services, c/o The Children’s Place Benefits, 1705 Bay Avenue, Point Pleasant, NJ 08742 (at your own expense), or by fax at 1-866-841-2565 by the deadline, which is 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008, unless the expiration date is extended. If we extend the Offer beyond the expected expiration date, you must submit your election form before any extended expiration date of the Offer. Only election forms that are complete, submitted and actually received by mail, overnight courier, or fax by the Company by the deadline will be accepted. Election forms received after the deadline will not be accepted. The delivery of election forms is at your risk. We intend to confirm the receipt of your election form by e-mail within two business days. If you have not received an e-mail confirmation that we have received your election form, we recommend that you confirm that we have received your election form. If you need to confirm receipt, please contact Winston Financial Services at 1-866-244-8808. Election forms may only be submitted by mail, overnight courier, or fax. Election forms submitted by any other means will not be accepted.

Q20. Can I change my mind and withdraw from the Offer? Can I change my mind back and accept again?

Yes. You may change your mind and withdraw your submitted acceptance of the Offer for some or all of your Eligible Options at any time before the expiration date. If we extend the Offer, you may withdraw from the Offer at any time until the extended Offer expires. If you again change your mind, you may submit another election form. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before the expiration date. (See Section 6, “Withdrawal rights”)

Q21. How do I withdraw from the Offer?

To withdraw your election for your Eligible Options, you must submit a properly completed and signed new election form before the expiration date in accordance with the procedures described in Question and Answer 19 and Sections 5, “Procedures for electing to participate in the Offer” and 6, “Withdrawal rights.” On the election form, you will need to check the appropriate box to indicate that you elect not to accept this Offer to amend your Eligible Options in accordance with the terms of this Offer. Please keep a copy of your new election form for your records.

Q22. What does the Company think of the Offer?

Although the Compensation Committee has recommended that we undertake this Offer, and the Board of Directors has approved this Offer, neither we, the Board of Directors nor the Compensation Committee has made any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, after reading this Offer to Amend carefully and taking into account your own personal circumstances and preferences.

We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

Q23. What are some of the key dates to remember?

The commencement date of the Offer is December 20, 2007.

The Offer expires at 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008 (unless we extend the Offer).

The Eligible Options will be amended on January 29, 2008 (unless we extend the Offer).

The amended options may be exercised before the termination of the option certificate pursuant to their terms, once our database and your personal account information are updated to reflect the amendments, which we expect will be several business days following the amendment date.

The cash payment will be made on the first payroll in January 2009.

Q24. Who can I talk to if I have questions about the Offer?

For additional information or assistance, you should contact Winston Financial Services at 1-866-244-8808.

For additional copies of the Offer to Amend or related documents, please contact Winston Financial Services at 1-866-244-8808.

RISKS OF PARTICIPATING IN THE OFFER

Participating in the Offer involves a number of risks, including those described below. In addition, information concerning risk factors included in our most recent Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission is incorporated by reference herein and may be inspected at, and copies may be obtained from, the places and in the manner described in Section 18, “Additional information.” You should carefully consider these risks together with the other information contained in this Offer to Amend before deciding to participate in the Offer. You are encouraged to consult your personal investment, tax and legal advisors before deciding whether to accept the Offer.

Tax-Related Risks.

The IRS could change the expected Section 409A tax consequences. As described in the “Summary and Questions and Answers” and in Section 15, “Material U.S. federal income tax consequences,” based on the current guidance under Section 409A, the portion of your Eligible Options that was unvested as of December 31, 2004 may be subject to adverse tax consequences under Section 409A. We believe that we have complied in good faith with the current guidance with respect to the Offer to amend your Eligible Options to avoid the adverse tax consequences of Section 409A. We cannot guarantee the effect of any future IRS rulemaking or guidance.

You may incur additional tax and penalties under state and local tax laws. The discussion in Section 15, “Material U.S. federal income tax consequences,” describes the material U.S. federal income tax consequences of participating or not participating in the Offer. State and local laws may treat the options differently for tax purposes. Certain states, including California, have adopted provisions similar to Section 409A; if you are subject to income tax in such states, you may incur additional taxes and interest under such provisions with respect to your Eligible Options.

All Eligible Option holders should consult with their own personal tax advisor as to the tax consequences of their participation in the Offer.

Business-Related Risks.

The information included under “Part I—Item 1A—Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended February 3, 2007 is incorporated herein by reference.

FORWARD-LOOKING STATEMENTS

This Offer to Amend includes forward-looking statements. Statements that are predictive in nature, that depend upon or refer to events or conditions or that include words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” or “continue,” and any other words of similar meaning are forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements, although based on assumptions that we consider reasonable, are only made as of the date hereof and are therefore subject to risks and uncertainties that could cause actual results, events or conditions to differ materially from those expressed or implied by such forward-looking statements. For a discussion of some of these risks and uncertainties, please see the information included under “Part I—Item 1A—Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, which is incorporated herein by reference. Any forward-looking statement is subject to change, and we will not necessarily inform or update you of such changes, except as required by applicable federal securities laws.

THE OFFER

1.	Eligibility.

Upon the terms and subject to the conditions of the Offer, we will accept for amendment all Eligible Options held by Eligible Option holders who have accepted the Offer with respect to their Eligible Options in accordance with Section 5, “Procedures for electing to participate in the Offer,” and do not validly withdraw their acceptance before the expiration date.

Eligible Option Holders.

Based on our records, you are currently an Eligible Option holder. An Eligible Option holder is an individual to whom Eligible Options have been granted by the Company, who is subject to taxation in the U.S. and who remains an employee of the Company on the expiration date of this Offer, and is therefore eligible to participate in the Offer and to accept the Offer to amend his or her Eligible Options in accordance with the terms and conditions of the Offer.

Eligible Options.

The personalized letter and election form you receive with this package identifies your options that are eligible for this Offer. An option to purchase our common stock is an Eligible Option for the purposes of this Offer only if each of the following conditions is met:

•	the option was granted under the Company’s 1997 Stock Option Plan or 2005 Equity Incentive Plan;

•

the option has an exercise price per share that was less, or may have been less, than the fair market value per share of the common stock underlying the option on the option’s accounting measurement date;

•	the option was unvested as of December 31, 2004 (if only a portion of an option was unvested on such date, the unvested portion may be an Eligible Option); and

•	the option is outstanding as of the expiration date.

If you choose to accept this Offer with respect to your Eligible Options, you must accept this Offer with respect to all of your Eligible Options. If you have previously exercised a portion of an Eligible Option, your election will apply only to the portion of that option which remains outstanding and unexercised as of the expiration date.

2.	Amendment and cash payment.

If you accept the Offer to amend your Eligible Options, then your Eligible Options will be amended on the amendment date to increase the original exercise price for your Eligible Options to the fair market value of the underlying common stock of each such option on the accounting measurement date. If you have exercised a portion of an Eligible Option, you may accept this Offer with respect to the unexercised portion of such option. Except for the adjusted exercise price, all the other terms and provisions of the amended options will be identical to the terms and provisions in effect for the Eligible Options immediately before the amendment, including the exercise period and option term.

You will also receive a cash payment, equal to the difference between the new exercise price per share of the amended option and the original exercise price per share of the Eligible Option for each share of our common stock underlying the amended options. The cash payment is intended to compensate you for the increase in exercise price of your amended options. Each such cash payment will be paid, less applicable tax withholding, on the first payroll in January 2009. The delay in the cash payment is required by the provisions of Section 409A. If you participate in the offer, the cash payment will be paid to you regardless of whether you are employed by the Company on the cash payment date and regardless of whether the amended options ever are exercised.

Your personalized letter and election form lists the number of unexercised shares subject to your Eligible Options, as well as the cash payment you will be entitled to receive if you elect to have your Eligible Options amended.

Promptly following the expiration of the Offer, we will send you a “Promise to Make Cash Payment” evidencing your right to receive a cash payment with respect to the amendment of your Eligible Options. We will also send you an Amendment to Stock Option Certificate reflecting the increased exercise prices of your Eligible Options.

Example (for illustrative purposes only)

In May 2000, you were issued options to purchase 500 shares of stock with an exercise price equal to $25.00 per share, of which 300 options vested on or before December 31, 2004. The fair market value of the Company’s underlying common stock on the accounting measurement date was $30.00. As of the offer expiration date, all such 500 shares were vested (200 shares of which vested after December 31, 2004) and you had not exercised any portion of your options. The options will be Eligible Options with respect to 200 shares (the 300 shares which vested on or before December 31, 2004 are not subject to Section 409A and, therefore, need not be amended to avoid the tax consequences of Section 409A). If you accepted the Offer with respect to the 200 Eligible Options, you would receive the following:

1.         The Eligible Options to purchase 200 shares would be amended to increase the exercise price to $30.00 per share. 200 shares subject to the amended options would be vested as of the amendment date. The other options to purchase 300 shares would not be amended and the exercise price for such options would remain at $25.00 per share.

2.         A “Promise to Make Cash Payment” of $1,000 ($5.00 multiplied by 200), less applicable tax withholding, payable on the first payroll in January 2009.

3.         An Amendment to Stock Option Certificate reflecting the increased exercise price of $30.00.

4.          The cash payment of $1,000 would be paid, less applicable tax withholding, on the first payroll in January 2009.

3.	Purpose of the Offer.

We believe this Offer will foster retention of our valued employees and better align the interests of our employees and stockholders to maximize stockholder value. We issued the currently outstanding options to motivate our employees to perform at high levels, to provide an effective means of recognizing employee contributions to the success of our business and to enable us to attract, retain and reward talented and experienced individuals. As part of a review of our option granting process, we have determined that certain options granted from February 29, 2000 through October 30, 2005 were issued with an exercise price less than the fair market value of the underlying common stock on the accounting measurement date for such options and that holders of such options may therefore be subject to adverse tax consequences under Section 409A if such options are deemed to be discounted for tax purposes. This Offer is being made to permit employees who hold Eligible Options to amend their options in a manner intended to minimize or avoid the potential adverse tax treatment of such options under Section 409A, as described in Section 15, “Material U.S. federal income tax consequences.” Because the Eligible Options may have inherent value as a result of the discounted exercise price, the cash payment(s) with respect to the Eligible Options were designed to make the Eligible Option holders whole for the adjustment in option exercise price on the expiration date.

The application of Section 409A to the Eligible Options, however, is not entirely free from doubt and we make no representation as to the effect of this Offer under Section 409A or the effect of the Offer under state tax laws that are similar to Section 409A.

Except as otherwise disclosed in this Offer to Amend or in our filings with the Securities and Exchange Commission (the “SEC”), we presently have no plans or proposals that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our material subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•

any change in our present Board of Directors or executive management team, including any plans to change the number or term of our directors or to fill any existing board vacancies or to change the material terms of any executive officer’s employment, except that the Board of Directors currently plans to appoint a new director after the date of this Offer;

•	any other material change in our corporate structure or business;

•	our common stock being delisted from the Nasdaq Global Market;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, which we refer to herein as the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•

the acquisition by any person of a significant amount of our securities or the disposition of a significant amount of any of our securities, other than in the ordinary course or pursuant to existing options or other rights; or

•	any change in our certificate of incorporation or bylaws, or other actions that may impede the acquisition of control of us by any person.

In the ordinary course of business, from time to time, the Company evaluates acquisition opportunities and makes changes in the composition and structure of its Board of Directors and/or management.

Neither we, the Board of Directors nor the Compensation Committee has made any recommendation as to whether you should accept the Offer, nor have we authorized any person to make any such recommendation. You must make your own decision whether to accept the Offer, after taking into account your own personal circumstances and preferences. You should be aware that adverse tax consequences under Section 409A may apply to your Eligible Options if they are not amended pursuant to the Offer. You are urged to evaluate carefully all of the information contained or referred to in the Offer to Amend and we recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

4.	Status of Eligible Options not amended.

If you choose not to accept the Offer, your options will remain outstanding in accordance with their existing terms, including current exercise prices, and any options that vested after December 31, 2004 may be subject to adverse tax consequences under Section 409A. You will be solely responsible for any taxes or interest payable under Section 409A or otherwise with respect to your options. We do not intend to take any other steps, now or in the future, to address the potentially adverse tax consequences under Section 409A.

5.	Procedures for electing to participate in the Offer.

Proper election to participate in this Offer.

Participation in this Offer is voluntary. To participate in this Offer, you must, in accordance with the instructions of the election form, properly complete, sign and submit the election form to the Company. The Company must receive the properly completed and signed election forms by mail to Winston Financial Services, c/o The Children’s Place Benefits, P.O. Box A, Bay Head, NJ 08742 (for which we have provided you a postage paid return envelope), by overnight courier to Winston Financial Services, c/o The Children’s Place Benefits, 1705 Bay Avenue, Point Pleasant, NJ 08742 (at your own expense), or by fax at 1-866-841-2565 before the expiration date. The Offer will expire at 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008, unless we extend it.

Responses submitted by any other means are not permitted and will not be accepted.

If we do not receive your election form by the deadline, then you will not participate in the Offer, and the exercise price and all of the other terms of all Eligible Options you currently hold will remain unchanged, you will not receive any cash payment and you may be subject to the negative tax consequences of Section 409A.

If you elect to participate in this Offer, you must accept this Offer with respect to all of your Eligible Options. We have provided you with a personalized letter and election form listing your Eligible Options, the potential cash payments you will receive if your Eligible Options are amended and the new exercise price for each Eligible Option should you accept this Offer with respect to your Eligible Options.

Your election to participate becomes irrevocable after 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008, unless the Offer is extended past that time, in which case your election will become irrevocable after the new expiration date, except as provided in Section 6, “Withdrawal rights.” You may change your mind after you have submitted an election form and withdraw from the Offer at any time before the expiration date as described in Section 6, “Withdrawal rights.” You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before the expiration date.

The delivery of all documents, including election forms, is at your risk. The Company intends to confirm the receipt of your election form by e-mail within two business days after our receipt thereof so long as you include your e-mail address on the election form. If you have not received an e-mail confirmation by that time, you must notify us that you have provided us with an election form, whether you have elected to participate or to withdraw from the Offer.

This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any elections that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this Offer, we will accept promptly after the expiration date all Eligible Options with respect to which a proper election has been made.

Our receipt of your election form is not by itself an acceptance of your election. For purposes of this Offer, we will be deemed to have accepted your Eligible Options with respect to which a proper election has been made and is not properly withdrawn as of the time when we give written or electronic notice to the option holders generally of our acceptance of elections. We may issue this notice of acceptance by press release, e-mail or other methods of communication.

Options accepted will be amended on the next business day following the expiration date, which we presently expect will be January 28, 2008. However, it will take several business days after the amendment date to update our database and your personal account information to reflect all of the option amendments. While we update our database and your personal account information, you will not be able to exercise any of your amended options. We reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any acceptance of the Offer, provided that if we grant any such waiver, it will be granted with respect to all option holders.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects.

We will determine, at our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any elections or Eligible Options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any Eligible Options with respect to which elections have been made that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all Eligible Options with respect to which proper elections are made that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any election of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and Eligible Options with respect to which elections have been made. No elections will be deemed to have been properly made until all defects or irregularities have been cured by the option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any notice.

Our acceptance constitutes an agreement.

Your election through the procedures described above constitutes your acceptance of the terms and conditions of this Offer. Our acceptance of your options for amendment will constitute a binding agreement between the Company and you upon the terms and subject to the conditions of this Offer.

6.	Withdrawal rights.

You may withdraw your elections only in accordance with the provisions of this Section 6.

You may withdraw your tendered Eligible Options at any time before the expiration date, which is expected to be 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008. In addition, unless we accept and amend your Eligible Options before 12:00 midnight, U.S. Eastern Time, on February 16, 2008 (the 40th business day after the December 20, 2007 commencement date of the Offer), you may withdraw your tendered options at any time thereafter. If we extend the Offer, you may withdraw your Eligible Options at any time until the extended expiration date.

To validly withdraw your Eligible Options, you must submit, in accordance with the procedures described in Section 5, “Procedures for electing to participate in the Offer,” a properly completed new election form to the Company by mail to Winston Financial Services, c/o The Children’s Place Benefits, P.O. Box A, Bay Head, NJ 08742, by overnight courier to Winston Financial Services, c/o The Children’s Place Benefits, 1705 Bay Avenue, Point Pleasant, NJ 08742, or by fax at 1-866-841-2565 while you still have the right to withdraw your election for your Eligible Options. On the election form, you will need to check the appropriate box to indicate that you do or do not elect to accept this Offer to amend your Eligible Options in accordance with the terms of this Offer. Please keep a copy of your new election form for your records. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before the expiration date.

YOU MAY NOT WITHDRAW ONLY A PORTION OF A TENDERED ELIGIBLE OPTION. YOU ALSO MAY NOT WITHDRAW SOME, BUT NOT ALL, OF YOUR ELIGIBLE OPTIONS. IF YOU CHOOSE TO WITHDRAW A PORTION OF A TENDERED ELIGIBLE OPTION, OR ONE OR MORE TENDERED ELIGIBLE OPTIONS, YOU MUST WITHDRAW ALL ELIGIBLE OPTIONS.

You may not rescind any withdrawal. If you change your mind and want to re-elect to accept the Offer with respect to your Eligible Options after withdrawing them, you must properly re-elect to accept this Offer for your Eligible Options by submitting a new election form in accordance with the procedures described in Section 5, “Procedures for electing to participate in the Offer,” before the expiration date. This new election form must be properly completed and submitted after your original election form and after your withdrawal. Any re-election to accept the Offer with respect to withdrawn Eligible Options will be deemed not properly made unless you properly re-elect to accept this Offer before the expiration date.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of any withdrawals. Our determination of these matters will be final and binding.

7.	Acceptance of Eligible Options for amendment and promise to make cash payment.

Upon the terms and subject to the conditions of the Offer, we will, promptly following the expiration date, accept for amendment and amend all Eligible Options for which acceptances of this Offer have been properly submitted and not validly withdrawn before the expiration date. We will provide oral or written notice to the Eligible Option holders of our acceptance, which may be by e-mail, press release or other means. We will amend the exercise price of accepted Eligible Options on the amendment date, which will be the next business day following the expiration date, which is currently January 28, 2008. However, it may take several business days after the amendment date to update our database and your personal account information to reflect all of the option amendments. While we update our database and your personal account information, you will not be able to exercise any of your amended options.

As soon as practicable following the amendment date, we will provide each holder of Eligible Options who validly submitted an election to accept the Offer with a “Promise to Make Cash Payment,” evidencing our commitment to make the cash payment in accordance with the terms set forth in this Offer, and an “Amendment to Stock Option Certificate,” amending the options as set forth in this Offer. If you do not receive both of these within ten days after the expiration date, please contact Winston Financial Services at 1-866-244-8808.

If, for any reason, you are not an employee of the Company or a successor entity through the expiration date, we will not accept your options for amendment and you will not be entitled to receive any cash payments. Instead, you will keep all of your Eligible Options. These options will continue to be governed in all respects by the stock option plans under which they were granted and by the existing option certificates between you and the Company.

Options that we do not accept for amendment will remain outstanding until they expire by their terms and will retain their current exercise price and all of their other terms and conditions. Please see Section 15, “Material U.S. federal income tax consequences,” for a description of the material U.S. federal income tax consequences of participating or not participating in this Offer.

8.	Conditions of the Offer.

Notwithstanding any other provision of this Offer, we will not be required to accept any elections to participate in the Offer, and we may, at our sole discretion, terminate, extend or amend the Offer before the expiration date, including with respect to Eligible Options for which proper elections have been made, or postpone our acceptance and amendment of any Eligible Options, subject to Rule 13e-4(f)(5) under the Exchange Act, if any of the following events has occurred, or has been determined by us to have occurred and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with our acceptance of any elections to participate in the Offer:

(a)        there shall have been threatened or instituted or be pending any action, proceeding or litigation that directly or indirectly challenges the making of the Offer, amending of some or all of the Eligible Options pursuant to the Offer or making the cash payments, or otherwise relates in any manner to the Offer or that, in our judgment, could materially and adversely affect our business, condition (financial or other), operating results, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us;

(b)       any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Offer, any of which might restrain, prohibit or delay completion of the Offer or impair the contemplated benefits of the Offer to us or materially and adversely affect our business, condition (financial or other), operating results, operations or prospects;

      (c)        there shall have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the U.S.,

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the U.S.,
•

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the U.S.,

•

in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including, a decline of at least 10% in either the Dow Jones Industrial Average, or the Standard & Poor’s 500 Index from the date of the commencement of the Offer,

•

the commencement or continuation of a war or other national or international calamity directly or indirectly involving the U.S., including terrorist attacks, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the Offer, or

•	if any of the preceding situations existed at the time of commencement of the Offer, the material deterioration, in our reasonable judgment, of that situation;

(d)       any rules, regulations or actions by any governmental authority, the Nasdaq Global Select Market, or other regulatory or administrative authority of any national securities exchange have been enacted, enforced or deemed applicable to the Company that makes it inadvisable for us to proceed with the Offer;

(e)        a tender offer, other than this Offer by us, for some or all of our outstanding shares of common stock, or a merger, acquisition or other business combination proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed or we shall have learned that:

•	any person, entity or group has purchased all or substantially all of our assets,

•

any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the Offer,

•

any such person, entity or group which had publicly disclosed such ownership prior to the commencement of the Offer shall acquire additional common stock constituting more than 1% of our outstanding shares,

•

any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our sole judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for amendment of eligible options, or

•

any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries;

(f)        there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the Offer other than as contemplated as of the commencement date of this Offer; or

(g)       there shall have occurred any change, development, clarification or position taken in the regulations or rulings of the IRS with respect to Section 409A or there shall have been a judicial decision regarding the tax treatment of Eligible Options under Section 409A or otherwise, in each case that would, in the sole judgment of the Company, make this Offer unnecessary.

The conditions to the Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. Any determination we make concerning the events described in this Section 8 will be final and binding upon all persons. There are no alternative financing plans in the event the primary financing plans fall through.

9.	Price range of common stock underlying the options.

There is no established trading market for options to purchase shares of our common stock. However, shares of our common stock are quoted on the Nasdaq Global Select Market under the symbol “PLCE.” On December 7, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $29.95 per share. The following table shows, for the periods indicated, the high and low sales prices per share of our common stock on the Nasdaq Global Select Market.

Quarter Ended	High	Low
Fiscal Year Ending February 2, 2008
4th Quarter (through December 7, 2007)	$30.73	$22.21
3rd Quarter	$35.43	$20.56
2nd Quarter	$57.89	$31.04
1st Quarter	$58.89	$49.49
Fiscal Year Ended February 3, 2007
4th Quarter	$71.81	$52.16
3rd Quarter	71.37	53.45
2nd Quarter	67.70	51.67
1st Quarter	62.98	42.33

Fiscal Year Ended January 28, 2006
4th Quarter	$54.64	$41.16
3rd Quarter	49.46	33.22
2nd Quarter	52.94	37.14
1st Quarter	49.15	36.60

You should evaluate current market quotes for our common stock, among other factors, before deciding whether to accept this Offer.

10.	Source and amount of consideration; terms of amended Eligible Options.

Consideration.

We will amend Eligible Options and make cash payments with respect to the amendment of Eligible Options with respect to which proper elections have been made and accepted. We anticipate that we will make such payments, as well as paying related fees and expenses, from our general corporate assets. You will be a general creditor of ours with respect to the cash payments until they are paid.

Assuming we receive and accept elections from Eligible Option holders of all options eligible for this Offer, we will amend options to purchase a total of approximately 289,713 shares of our common stock, or approximately 1.0% of the total shares of our common stock outstanding as of October 6, 2007, and we will make cash payments in an aggregate amount of approximately $1,069,560 with respect to such amended options.

General terms of amended options.

Except for the increased exercise price, the terms and conditions of your amended options will remain the same in all respects as the Eligible Options with respect to which you elected to accept this Offer. All amended options will be subject to the applicable stock option plan and an amended stock option certificate between you and the Company.

Material U.S. federal income tax consequences.

You should refer to Section 15, “Material U.S. federal income tax consequences,” for a discussion of the material U.S. federal income tax consequences of accepting or rejecting this Offer. Please note that the discussion in Section 15 is based upon the provisions of the Code and regulations, rulings and judicial decisions as of the date of this Offer to Amend. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed in such Section 15. We recommend that you consult with your personal tax advisor to discuss the tax consequences of your participating in the Offer.

11.	Information concerning The Children’s Place.

The Children’s Place is a leading specialty retailer of children’s merchandise. We design, contract to manufacture and sell high-quality, value-priced merchandise under our proprietary “The Children’s Place” and licensed “Disney Store” brand names. As of November 23, 2007, we owned and operated 911 The Children’s Place stores and 329 Disney Stores across North America and an Internet store at www.childrensplace.com.

The Company is incorporated in Delaware. Our principal executive offices are located at 915 Secaucus Road, Secaucus, NJ 07094 and our telephone number at that address is (201) 558-2400.

Financial Information. The following table sets forth selected consolidated financial operating data for the Company. The selected historical statement of operations data for the fiscal years ended February 3, 2007 and January 28, 2006 and the selected historical balance sheet data as of February 3, 2007 and January 28, 2006, have been derived from the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2007, that have been audited by Deloitte & Touche LLP, an Independent Registered Public Accounting Firm. The information presented below should be read together with the complete financial statements and notes related thereto as well as the section of these reports entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company has presented the following data in thousands, except share and per share data.

	Fiscal Year Ended
	February 3, 2007 (53 weeks)(1)	January 28, 2006 (52 weeks)(1) (As restated)
Consolidated Statement of Operations Data:
Net sales	$ 2,017,713	$ 1,668,736
Gross profit	828,413	660,014
Operating income (loss)	119,395	92,890
Net income (loss)	87,390	59,969
Basic net income (loss) per common share:	3.03	2.17
Diluted net income (loss) per common share:	2.92	2.09

Consolidated Balance Sheet Data (At Period End):
Total current assets	$ 525,605	$ 460,046
Other assets	413,881	304,002
Current liabilities	241,856	230,008
Other long-term liabilities	175,843	138,390

___________________

(1)	The Company’s fiscal year is the 52 or 53 weeks ending the Saturday closest to January 31, which may be before or after January 31 in any given year.

The following table sets forth our ratio of earnings to fixed charges for the periods specified:

	Fiscal Year Ended
	February 3, 2007	January 28, 2006	13 Weeks Ended November 3, 2007	39 Weeks Ended November 3, 2007
Ratio of earnings to fixed charges	2.18	1.96	1.89	1.41

The following table sets forth our book value per share as of November 3, 2007:

Book value per share	$ 18.42

See Section 18, “Additional information” for instructions on how you can obtain copies of our SEC reports that contain the audited financial statements that we have summarized above.

12.        Interests of directors and officers; transactions and arrangements concerning the options.

A list of the current members of our Board of Directors and executive officers is attached as Schedule A to this Offer to Amend. As of November 23, 2007, our executive officers and directors as a group beneficially owned outstanding options under our various stock option plans to purchase a total of 814,263 shares of our common stock, which represented approximately 36% of the shares of our common stock subject to all options outstanding under the stock option plans as of that date. Schedule A also includes information for each of the directors and executive officers with respect to their beneficial ownership of outstanding stock options. None of the stock options held by our directors and executive officers are Eligible Options that qualify for this Offer, except that certain directors and executive officers have entered into agreements with us, pursuant to elections they made during 2006, to increase the exercise price and/or set the year of exercise with respect to certain outstanding options held by them in order to avoid adverse tax consequences associated with such options under Section 409A.

Neither we, nor any of our directors or executive officers, nor any affiliates of ours, were engaged in transactions involving options to purchase our common stock under the 1996 Stock Option Plan, the 1997 Stock Option Plan or the 2005 Equity Incentive Plan during the 60 days before and including the commencement of this Offer, except as described in the following sentence. On December 10, 2007, Mr. James Goldman, a member of our Board of Directors, was granted options to purchase 15,000 shares, exercisable at a price of $30.04 per share (representing options to which Mr. Goldman became entitled under the terms of our Amended and Restated 2005 Equity Incentive Plan when he joined our Board of Directors in 2006) and, on December 18, 2007, Messrs Chuck Crovitz, Malcolm Elvey, James Goldman and Robert Fisch and Ms. Sally Kasaks, members of our Board of Directors, were granted options to purchase 6,000 shares each (2,696 shares in the case of Mr. Goldman), execisable at a price of $27.08 per share (representing options to which such directors became entitled under our Amended and Restated 2005 Equity Incentive Plan at the end of our most recent fiscal year in Feburary 2007).

13.	Status of options amended by us in the Offer; accounting consequences of the Offer.

Eligible Options that we accept for amendment will be amended to change the exercise price on the amendment date. Except for the exercise price, the terms and provisions of your amended options will remain the same as the original options they replace in all respects.

We intend to account for the amendment of eligible options and the corresponding cash payment under the Offer as a modification of the original Eligible Options. As a result, we will record as incremental compensation expense the excess of the fair value of the amended option and corresponding cash payment over the fair value of the original Eligible Option as of the end of the offer period, less any amounts previously expensed. This incremental compensation expense will be recognized immediately for Eligible Options which are vested as of the expiration date.

14.	Legal matters; regulatory approvals.

We are not aware of any license or regulatory permit material to our business that might be adversely affected by our making or completing the Offer as described in this Offer to Amend, or of any approval, requirement or other action by any government or governmental, administrative or regulatory authority or agency, that would need to be obtained, fulfilled or taken for the amendment of the Eligible Options or the payment of the cash payments as described herein. Should any such approval or other action be required in connection with this Offer, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the Offer to accept elections with respect to Eligible Options and to issue amended options is subject to the conditions described in Section 8, “Conditions of the Offer.”

We will not grant any amended options if we are prohibited by applicable laws or regulations from doing so on the amendment date. We are unaware of any such prohibition at this time, and we will use reasonable efforts to affect the grant, but if prohibited on the amendment date, we will not grant any amended options.

15.	Material U.S. federal income tax consequences.

The following is a general summary of the material U.S. federal income tax consequences of the Offer. If you are considering participating in this Offer, you should consult your own financial, legal and/or tax advisors concerning the federal, state, local and non-U.S. tax consequences of accepting or not accepting the Offer in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction. Any income taxes, additional taxes and interest that arise under Section 409A or similar state laws or otherwise as a result of your failure to accept the Offer will be your sole responsibility.

This discussion is based on the Code, its legislative history, Treasury Regulations (including those issued in proposed form) and administrative and judicial interpretations as of the date of this Offer to Amend, all of which are subject to change, possibly with retroactive effect that could result in different tax consequences than those discussed. This summary does not discuss all tax consequences that may be relevant to you in light of your individual circumstances, nor is it intended to apply in all respects to all types of Eligible Option holders. The federal, state and local tax consequences for each Eligible Option holder will depend upon that employee’s individual circumstances.

Tax consequences applicable to Eligible Options that are not amended pursuant to the Offer.

Your decision not to accept this Offer with respect to your Eligible Options could result in potentially adverse tax consequences to you. Please read this Section 15 carefully and talk to your financial, legal and/or tax advisors regarding your decision about participating in this Offer.

Section 409A and the guidance and regulations under Section 409A provide that stock options issued with an exercise price less than the related fair market value of the underlying stock on the date of grant (i.e., granted at a discount) must have fixed exercise dates to avoid early income recognition and an additional 20% tax and interest charges. As none of the Eligible Options have fixed exercise dates, if the Eligible Options you hold are deemed to have been granted at a discount, you may have income recognition and owe an additional 20% tax as well as be liable for certain interest penalties.

Although it is not entirely clear how options that are deemed to be nonqualified deferred compensation are taxed under Section 409A, we believe that the following U.S. federal tax consequences apply to the Eligible Options that vested after December 31, 2004:

•

The gain on all Eligible Options that have not been exercised will become taxable as ordinary income to you. The amount of income recognized will likely be equal to the fair market value of the common stock underlying the Eligible Options, less the sum of the exercise price applicable to those options.

•

You may be subject to a 20% excise tax on the income described above, in addition to all regular income and employment taxes. You may also be liable for an additional tax in the form of interest at the IRS underpayment rate plus 1% (currently an aggregate annual interest rate of 9%).

•	You may also incur additional taxes and interest under state laws that are similar to Section 409A depending on the state in which you live.

You will be solely responsible for all income taxes and interest payable under Section 409A and similar state and other tax laws with respect to any Eligible Options that vested after December 31, 2004 and that are not amended in the Offer. Holders of Eligible Options should consult their financial, tax and legal advisors with regard to the application of Section 409A (and similar state tax provisions) to their Eligible Options.

Tax consequences applicable to Eligible Options that are amended pursuant to the Offer.

The following describes what we believe will be the U.S. federal income tax treatment of Eligible Options that are amended pursuant to the Offer and the U.S. federal income tax treatment of the receipt of the cash payment:

•

Acceptance of Offer and Amendment of Option. If you accept the Offer to amend your Eligible Option, there should be no taxable event at the time of your acceptance or at the time that your option is amended.

•

Payment of Cash Payment. The cash payment will be taxable as compensation income to you in the year in which it is paid. We will withhold from the cash payment all applicable income and employment taxes. We will generally be entitled to an income tax deduction in the amount of the compensation income that you recognize with respect to the cash payment.

•

Exercise of Amended Option. If you exercise the amended option, generally, you will recognize ordinary income in an amount equal to the excess of the fair market value of the purchased shares at the time of exercise over the exercise price payable for those shares (as amended). We are required to withhold income and employment taxes with respect to the income that you recognize.

•

Sale of Shares. The subsequent sale of any shares that you acquire upon exercise of your amended option will result in capital gain or loss to you in an amount equal to the excess of the sale proceeds over the fair market of our shares on the date of exercise. The gain or loss will be long-term if the shares have been held for more than one year after the date of exercise and otherwise will be short-term.

Additional Tax Consequences. If an Eligible Option holder is subject to the tax laws of more than one country, then there may be tax consequences to such option holder as a result of participating in the Offer in addition to those described above. You should consult with your financial, tax and legal advisors about these tax consequences.

Holders of Eligible Options should consult their financial, tax and legal advisors in making the decision about whether to participate in the Offer. In particular, holders of Eligible Options should consult their advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of participating, or not participating, in the Offer.

16.	Extension of the Offer; termination; amendment.

We may extend the expiration date at any time and regardless of whether or not any event listed in Section 8 of this Offer to Amend has occurred or is deemed by us to have occurred. If we extend the expiration date, we will give notice of such extension to the submitting option holders and make a public announcement thereof by no later than 9:00 a.m., U.S. Eastern Time, on the next business day after the last previously scheduled or announced expiration date.

As discussed in Section 1, “Eligibility,” an option to purchase common stock is eligible for this Offer only if, among other things, the option is outstanding as of the expiration date. Therefore, if a particular option expires after commencement of the Offer, but before the expiration date, that particular option is not eligible for amendment under the Offer. As a result, if we extend the Offer for any reason and if a particular option with respect to which an election to accept the Offer was made before the originally scheduled expiration date expires after such originally scheduled expiration date but before the actual expiration date under the extended Offer, that option would not be eligible for amendment.

We also may terminate the Offer or amend the Offer and postpone acceptance of Eligible Options, at any time before the expiration date, if any of the conditions specified in Section 8 of this Offer to Amend has occurred or is deemed by us to have occurred, by giving written notice of such termination or postponement to the accepting option holders and making a public announcement thereof. Our right to delay our acceptance and amendment of the accepted Eligible Options is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the accepted Eligible Options promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, before the expiration date, in our sole discretion and regardless of whether any event listed in Section 8 of this Offer to Amend has occurred or is deemed by us to have occurred, to amend the Offer in any respect, including by decreasing or increasing the consideration offered to eligible holders or by decreasing or increasing the number of options being sought in this Offer. We will give written or electronic notice, or make a public announcement, of any amendment to the terms of the Offer. Any such notice or announcement will set forth the period of time during which the Offer will remain open following the notice or announcement of any amendment of the Offer.

The minimum period during which the Offer will remain open following material changes in the terms of the Offer or in the information concerning the Offer, other than a change in the consideration being offered by us or a change in amount of existing options sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in this Offer or the consideration being offered by us for the eligible options in this Offer, the Offer will remain open for at least ten U.S. business days from the date of notice of such modification. If any term of the Offer is amended in a manner that we determined constitutes a material change adversely affecting any holder of Eligible Options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of Eligible Options of such amendment, and we will extend the Offer’s period so that at least five U.S. business days, or such longer period as may be required by the tender offer rules, remain after such change.

17.	Fees and expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections with respect to this Offer.

18.	Additional information.

We have filed with the SEC a Tender Offer Statement on Schedule TO, including this Offer to Amend. This Offer to Amend does not contain all of the information contained in the Schedule TO and the exhibits thereto. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision about whether to accept the Offer:

(1) our Annual Report on Form 10-K for our fiscal year ended February 3, 2007, filed with the SEC, including all materials incorporated by reference therein;

(2) our Quarterly Reports on Form 10-Q for the quarters ended May 5, 2007, August 4, 2007, and November 3, 2007, filed with the SEC, including all materials incorporated by reference therein;

(3) our Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 15, 2006;

(4) our Current Reports on Form 8-K, filed with the SEC on February 8, 2007; March 8, 2007; March 15, 2007; March 29, 2007; April 12, 2007; April 13, 2007; April 19, 2007; May 1, 2007; May 10, 2007; May 22, 2007; June 8, 2007; June 20, 2007; June 27, 2007; July 5, 2007; July 9, 2007; July 11, 2007; August 10, 2007; August 23, 2007; September 5, 2007; September 6, 2007; September 20, 2007; October 1, 2007; October 9, 2007; October 15, 2007; November 2, 2007; November 8, 2007; November 21, 2007; December 11, 2007; and December 12, 2007; and

(5) the description of our common stock appearing in Amendment No. 2 to our registration statement on Form S-1 as filed with the SEC on September 18, 1997, including any amendments or reports we file for the purpose of updating that description.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s website at www.sec.gov. These filings may also be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

We will also provide without charge to each person to whom a copy of this Offer to Amend is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Winston Financial Services at 1-266-244-8808.

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Amend, you should rely on the statements made in the most recent document.

The information relating to The Children’s Place in this Offer to Amend should be read together with the information contained in the documents to which we have referred you.

19.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law or we determine that further efforts to comply are not advisable, the Offer will not be made to, nor will Eligible Options be accepted from, Eligible Option holders residing in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to accept this Offer with respect to any of your Eligible Options. You should rely only on the information contained or incorporated by reference in this Offer to Amend or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained or incorporated by reference in this Offer to Amend and in the related tender offer documents that we provide you. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that representation or information as having been authorized by us.

The Children’s Place Retail Stores, Inc.

December 20, 2007

SCHEDULE A

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF THE CHILDREN’S PLACE RETAIL STORES, INC.

The table below sets forth the beneficial ownership of each of our directors and executive officers of options under the Company’s 1996 Stock Option Plan, 1997 Stock Option Plan and 2005 Equity Incentive Plan (the “Plans”) outstanding as of November 23, 2007. The percentages in the table below are based on the total number of outstanding options (i.e., whether or not eligible for amendment) to purchase shares of our common stock under the Plans, which was 2,306,805 options as of November 23, 2007. No director or executive officer owns any Eligible Options or will participate in the Offer.

Name	Position and Offices Held	Aggregate Number of Outstanding Options Under the Plans Beneficially Owned as of November 23, 2007	Percentage of Outstanding Options Under the Plans
Neal Goldberg	President, The Children’s Place	273,250	12.0%
Tara Poseley	President, Disney Store North America	0	0%
Susan Riley	Executive Vice President – Finance and Administration	0	0%
Richard Flaks	Senior Vice President, Planning, Allocation and Information Technology	106,000	4.7%
Mark L. Rose	Senior Vice President, Chief Supply Chain Officer	109,013	4.8%
Charles Crovitz	Director, Interim Chief Executive Officer	27,000	1.2%
Ezra Dabah	Director	185,000	8.2%
Malcolm Elvey	Director	23,000	1.0%
Robert Fisch	Director	27,000	1.2%
Sally Frame Kasaks	Director	38,000	1.7%
Stanley Silverstein	Director	26,000	1.1%

The address of each director and executive officer is c/o The Children’s Place Retail Stores, Inc., 915 Secaucus Road, Secaucus, NJ 07094.